EXHIBIT 99.1

VIZSLA SILVER TO SPIN OUT NET SMELTER ROYALTY TO SHAREHOLDERS

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Jan. 17, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce its intention to spin out the shares of Vizsla Royalties Corp. ("Vizsla Royalties"), a wholly-owned subsidiary of Vizsla Silver, to the Company's shareholders (the "Spinout"). Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla Silver's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico (the "Project" or "Panuco").

The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Project which have a pre-existing 3.0% net smelter return royalty (the "Underlying Royalty").

Vizsla Silver is also expected to: (i) transfer to Vizsla Royalties the right to purchase one-half of the 3% Underlying Royalty; (ii) grant Vizsla Royalties the right to acquire a royalty on any future projects acquired by Vizsla Silver in the 24-month period after completion of the Spinout, which right would automatically terminate upon a change of control of Vizsla Royalties or Vizsla Silver and (iii) make a cash injection into Vizsla Royalties.

It is expected that the Spinout will be completed pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). The Spinout would be subject to shareholder, court, stock exchange and regulatory approvals, as well as, at management's continued discretion. Pursuant to the Spinout, common shares of Vizsla Royalties would be distributed to shareholders of Vizsla Silver. Vizsla Silver is expected to hold approximately a 49% ownership interest in Vizsla Royalties, with the remaining shares of Vizsla Royalties being distributed to shareholders of Vizsla Silver on a pro-rata basis at a time to be determined by the board of directors of Vizsla Silver. There will be no change in shareholders' holdings in Vizsla Silver as a result of the Spinout.

Subsequent to completion of the Spinout, the board of directors of Vizsla Royalties (the "Vizsla Royalties Board") may decide to pursue a listing on the TSX Venture Exchange if and when the Vizsla Royalties Board determines it is in the best interests of the Vizsla Royalties shareholders. It is expected that, at the time Vizsla Royalties pursues a listing on the TSX Venture Exchange, a majority of the members of its management team and the Vizsla Royalties Board will be independent of Vizsla Silver.

Additional details regarding the Spinout, including the proposed record date, will be provided as they become available. There is no certainty Vizsla Silver will proceed with the Spinout.

Shareholders are invited to contact Vizsla Silver via email at info@vizslasilver.ca for additional information regarding the Spinout.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5 hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco (the "Updated Mineral Resource"). The Updated Mineral Resource includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq. An updated technical report is being prepared on the updated Mineral Resource Estimate in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects and will be available on the Company's website and SEDAR within 45 days of the date of announcement of the Updated Mineral Resource.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver is focused on de-risking the resource base located in the western portion of the district ahead of a development decision. Additionally, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the Project's mineral resource, as well as test other high priority targets across the district.

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, Martin Dupuis, P.Geo., Chief Operating Officer, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements in this news release include, among others, statements relating to: timing, structure and completion of the Spinout; the transfer of assets from Vizsla Silver to Vizsla Royalties; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Spinout; the retained ownership interest of Vizsla Silver in Vizsla Royalties; the terms of the Spinout; the listing of Vizsla Royalties on the TSX Venture Exchange; and exploration, development, and production at Panuco.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect the Company's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; ongoing military conflicts around the world; general economic factors; and the factors identified under the caption "Risk Factors" in the Company's management discussion and analysis and other public disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 17-JAN-24